Exhibit 2

Tangoe, Inc.

35 Executive Boulevard

Orange, CT 06477

September 8, 2016

Vector Capital Management, L.P.

One Market Street, Steuart Tower, 23rd Floor

San Francisco, CA 94105

Attention: David Fishman

Gentlemen:

In connection with Vector Capital Management, L.P.’s (“you” or “your”) evaluation of your investment in Tangoe, Inc. (collectively with its subsidiaries, affiliates and divisions, the “Company”), and the future prospects of the Company and your evaluation and implementation of a potential increases in your investment in the Company (the “Purpose”), you have requested, and the Company is prepared to make available to you, certain non-public information concerning its business, operations, assets and liabilities. As a condition to such information being furnished to you and your affiliates, affiliated funds, limited partners and your and their respective directors, officers, employees, partners, agents, advisors (including, without limitation, attorneys, accountants, consultants, bankers and financial advisors and, from the date hereof through the Collaboration End Date (as defined below), Clearlake (as defined below)), and their respective representatives (collectively, “Representatives”, provided that with respect to you, the foregoing persons shall be considered Representatives only to the extent that they actually receive Evaluation Material from you or on your behalf pursuant hereto (it being agreed that receipt of Evaluation Material shall not be imputed to an affiliated entity of yours for the purpose of any provision of this letter agreement solely by virtue of the fact that certain of your employees serve as directors of such affiliated entity so long as such employees do not convey, share, use or otherwise communicate Evaluation Material to such affiliated entity (including to its other directors, officers or employees)), you agree to treat any non-public information concerning the Company (whether prepared by the Company, its Representatives or otherwise and irrespective of the form of communication) which is or has been (on or after March 3, 2016) furnished to you or to your Representatives by or on behalf of the Company (herein collectively referred to as the “Evaluation Material”) in accordance with the provisions of this letter agreement or, with respect to your treatment of Evaluation Material provided prior to the date hereof, the Confidentiality Agreement dated March 3, 2016 between you and the Company (together with all non-written agreements reached in connection therewith, the “Prior Agreement”) (the Prior Agreement to govern your treatment of such previously provided Evaluation Material during the period prior to the execution of this Agreement only), and to take or abstain from taking certain other actions hereinafter set forth.

1. The term “Evaluation Material” shall be deemed to include any notes, analyses, reports, compilations, studies, interpretations, memoranda or other documents (regardless of the form thereof) prepared by you or your Representatives to the extent containing, reflecting or based upon any information furnished to you or your Representatives pursuant hereto. The term “Evaluation Material” does not include information which (i) is or becomes generally available to the public other than as a result of a disclosure directly or indirectly by you or your Representatives in contravention of this Agreement or the Prior Agreement; (ii) was within your or your Representatives’ possession prior to it being furnished to you or your Representatives by or on behalf of the Company, provided that the source of such information was not known by you at the time of receipt to be breaching an obligation of confidentiality to the Company or any other party by providing such information; (iii) becomes available to you or your Representatives from a source other than the Company or any of its Representatives, provided that such source is not to your knowledge at the time of receipt breaching an obligation of confidentiality to the Company or any other party by providing such information; or (iv) was or is independently developed by or for you or your Representatives without utilizing any Evaluation Material or violating any of your obligations under this letter agreement.

2. You hereby agree that you and your Representatives shall use the Evaluation Material solely for the Purpose, that the Evaluation Material will be kept confidential and that you and your Representatives will not disclose any of the Evaluation Material in any manner whatsoever; provided, however, that (i) you may make any disclosure of such information to which the Company gives its prior written consent or which is required by law, regulation or decree; and (ii) any of such information may be disclosed to your Representatives who reasonably need to know such information for the Purpose, who are informed of the confidential nature of such information and have an existing fiduciary, contractual or other duty to protect the confidentiality and limit the use of the Evaluation Material. In any event, you shall be responsible for any breach of the terms of this letter agreement by any of your Representatives to the extent any such terms of this letter agreement specifically apply to your Representatives, except that you shall not be liable for breaches by any Representative that executes a separate confidentiality agreement with the Company relating to a transaction, and you agree, at your sole expense, to take reasonable measures to restrain your Representatives from prohibited or unauthorized disclosure or use of the Evaluation Material.

3. In addition, each of the Company and you agree that, without the prior written consent of the other, it and its respective Representatives will not disclose to any other person the existence of this letter agreement, the fact that the Evaluation Material has been made available to you, that discussions or negotiations are taking place concerning the Purpose, or any of the circumstances or other facts with respect thereto (including the status thereof) (the “Discussion Information”), provided that either the Company or you may make such disclosure pursuant to the provisions of paragraphs 2 and 4 of this letter agreement (such provisions being applicable mutatis mutandis to the Company and its Representatives with respect to Discussion Information).

4. In the event that you or any of your Representatives are requested or required by law or regulation (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process, or by the rules or regulations of any regulatory authority having jurisdiction over you or a stock exchange on which your securities are traded, or otherwise) to disclose any of the Evaluation Material, you shall, except as prohibited by law, provide the Company with prompt written notice of any such request or requirement so that the Company may seek, at the Company’s sole cost and expense, a protective order or other appropriate remedy and/or waive compliance with the provisions of this letter agreement. If, in the absence of a protective order or other remedy, or the receipt of a waiver by the Company, you or any of your Representatives are nonetheless required by law or regulation to disclose Evaluation Material to any person, you or your Representatives may, without liability hereunder, disclose to such person only that portion of the Evaluation Material which is legally required to be disclosed, provided that you exercise commercially reasonable efforts, at the Company’s expense, to minimize the disclosure of the Evaluation Material, including, without limitation, by reasonably cooperating with the Company, at the Company’s sole cost and expense, to obtain an appropriate protective order or other appropriate remedy, it being understood that you shall not be required to initiate any litigation or other judicial process to protect such Evaluation Material pursuant to this letter agreement. Notwithstanding anything to the contrary, notice to the Company shall not be required, and disclosure of Evaluation Material will not be prohibited by this letter agreement, to the extent disclosure is made in response to a request by a bank examiner, regulatory or self-regulatory authority and occurs in connection with an examination or inspection of the business or operations of you or your Representatives.

5. At any time upon the written request of the Company for any reason, you will promptly deliver to the Company or destroy (at your option) all Evaluation Material (and all copies thereof) furnished to you or your Representatives by or on behalf of the Company pursuant hereto and you and your Representatives shall not retain any copies, extracts or other reproductions in whole or in part of such material. In the event of such a request, all Evaluation Material prepared by you or your Representatives shall be destroyed and no copy thereof (including that stored in any computer or similar device) shall be retained and such destruction shall, upon the Company’ written request, be confirmed in writing (via email acceptable) to the Company by you. Notwithstanding the foregoing, you and your Representatives may retain (i) Evaluation Material pursuant to policies and procedures implemented in order to comply with applicable law, rule, regulation or professional standards and (ii) data or electronic records containing Evaluation Material for the purposes of backup, recovery, contingency planning or business continuity planning so long as such data or records, to the extent not permanently deleted or overwritten in the ordinary course of business, are not, except as necessary by IT, legal and compliance personnel in accordance with their professional duties, accessible in the ordinary course of business and are not accessed except as required for backup, recovery, contingency planning or business continuity purposes. If such data or records are restored or otherwise become accessible, they must be permanently deleted. Notwithstanding the return or destruction of the Evaluation Material, you and your Representatives will continue to be bound by your obligations of confidentiality and other obligations hereunder.

6. Subject to the exceptions and other provisions of paragraph 11 of this letter agreement, you understand and acknowledge that: (i) neither the Company nor any of its Representatives, or any of their respective directors, officers, stockholders, partners, owners, employees, affiliates or agents make any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material; (ii) neither the Company nor any of its Representatives, or any of their respective directors, officers, stockholders, partners, owners, employees, affiliates or agents shall have any liability to you or to any of your Representatives or any other person relating to or resulting from the use of the Evaluation Material or any errors therein or omissions therefrom; and (iii) only those representations or warranties which are made in a final definitive agreement regarding any relationship contemplated hereby, when, as and if executed, and subject to such limitations and restrictions as may be specified therein, will have any legal effect.

7. In addition, you hereby acknowledge that you and your Representatives are aware that the United States and other applicable securities laws impose restrictions on the ability of any person who has material, non-public information about a company obtained directly or indirectly from that company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

8. You agree that all communications to the Company, all requests for additional information from the Company, Company facility tours or Company management meetings and all discussions or questions regarding procedures with respect to interactions with the Company relating to any Evaluation Material or discussions or negotiations with the Company related thereto, will be submitted or directed to those individuals set forth in Exhibit I hereto (as it may be amended from time to time by the Company or its Representatives) and not to any other person at the Company. Without the express prior consent of the Company or its Representatives, you agree that you will not knowingly, directly or indirectly, contact or communicate (except for those contacts made in the ordinary course of business) with any officer, employee or agent of the Company other than those set forth on Exhibit I as so amended regarding the transaction or the Evaluation Material.

9. In consideration of the Evaluation Material being furnished to you, you hereby agree that, prior to August 1, 2017, you will not, directly or indirectly (whether through your affiliates or Representatives) solicit to employ or hire any of the officers or management employees of the Company to whom you were first introduced during your evaluation of the transaction, so long as they are employed by the Company, without obtaining the prior written consent of the Company; provided; however, that the foregoing shall not prohibit you from: (i) soliciting employees through, or hiring employees who respond to, general job advertisements or similar notices that are not targeted specifically at the Company’s employees; (ii) engaging any recruiting firm or similar organization to identify or solicit persons for employment on your or its behalf, or soliciting the employment of any Company employee who is identified by any such recruiting firm or organization, as long as such recruiting firm or organization is not instructed to target any Company employees; or (iii) soliciting or hiring employees whose employment has been terminated by the Company.

10. In consideration of the Evaluation Material being furnished to you, you hereby agree that, prior to August 1, 2017, unless such shall have been specifically invited in writing by the Company, you will not, nor will you authorize or knowingly permit any of your affiliates (as such term is defined under the Securities Exchange Act of 1934, as amended (the “1934 Act”)) that has received Evaluation Material to, in any manner, directly or indirectly:

(i)

effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way advise, assist or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in prior to the expiration of your obligations under this paragraph 10, (a) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company, or any rights to acquire any such securities (including derivative securities representing the right to vote or economic benefit of any such securities) or assets; (b) any tender or exchange offer, merger or other business combination involving the Company; (c) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company; or (d) the call of any meeting of shareholders or any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company; provided that nothing in this clause (i) shall prohibit you from offering or proposing to the Company transactions of the types described in subclauses (a)-(c) of this clause (i) in confidential communications not intended to require the Company to make a public announcement regarding such matters;

(ii)	form, join or in any way participate in a “group” (as defined under the 1934 Act) with respect to any securities of the Company (other than the Collaboration (as defined below));

(iii)	otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company;

(iv)	take any action which would be reasonably be expected to require the Company to make a public announcement regarding any of the types of matters set forth in clause (i) above; or

(v)	enter into any discussions or arrangements with any third party with respect to any of the foregoing, it being acknowledged and agreed that this clause (v) shall not prohibit discussions with your affiliates, affiliated funds, limited partners and your and their Representatives to the extent permitted under this Agreement.

Notwithstanding anything to the contrary herein, nothing in this letter agreement shall prohibit you from (x) purchasing any debt securities of the Company or (y) disposing of any securities of the Company covered by this letter agreement which you currently hold or may hereafter acquire, subject to adherence to applicable securities laws regarding use of material non-public information. Notwithstanding anything to the contrary contained in this letter agreement, your obligations under this paragraph shall terminate immediately without any action by either party if at any time a third party enters into an agreement with the Company contemplating the acquisition (by way of merger, tender offer or otherwise) of at least 50% of the outstanding capital stock of the Company or all or substantially all of its assets, then the restrictions set forth in this paragraph shall terminate and cease to be of any further force or effect.

11. You and the Company each understand and agree that no contract or agreement providing for any transaction or relationship involving the Company shall be deemed to exist between you and the Company unless and until a final definitive agreement has been executed and delivered, and you and the Company hereby waive, in advance, any claims (including, without limitation, claims for breach of contract) in connection with any transaction or relationship involving the Company unless and until you and the Company shall have entered into a final definitive agreement. Notwithstanding the foregoing, nothing in this letter agreement shall be deemed to limit (a) any representation, warranty, right, remedy or obligation of either party under any definitive agreement entered into by the parties (or any rights of either party in respect of any of the foregoing), (b) either party’s rights or remedies in cases of fraud (including such party’s ability to establish reliance on any Evaluation Material (or omission therefrom) in connection with any claim based on fraud, or (c) you and your affiliates’ rights in your respective capacities as stockholders of the Company, except to the extent otherwise provided in this letter agreement). You and the Company also each agree that unless and until a final definitive agreement regarding a transaction or relationship between the Company and you has been executed and delivered, neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to such a transaction or relationship by virtue of this letter agreement or any other written or oral expression with respect to such transaction or relationship, except for the matters specifically agreed to herein. You further acknowledge and agree that the Company reserves the right, in its sole discretion, to reject any and all proposals made by you or any of your Representatives with regard to a transaction or relationship between the Company and you, and that both parties reserve the right to terminate discussions at any time and for any reason or no reason. You further understand that (i) the Company and its Representatives shall be free to conduct any process for any transaction or relationship involving the Company, if and as they in their sole discretion shall determine and without prior notice to you or any other person; (ii) any procedures relating to such process, transaction or relationship may be changed at any time without notice to you or any other person and (iii) you shall not have any claims whatsoever against the Company, its Representatives or any of their respective directors, officers, stockholders, owners, partners, employees, affiliates or agents arising out of or relating to any transaction or relationship involving the Company (other than those as against the parties to a final definitive agreement with you in accordance with the terms thereof and those in your and your affiliates’ capacities as stockholders of the Company, except as otherwise limited in this letter agreement) nor, unless a final definitive agreement is entered into with you, against any third party with whom any transaction or relationship is established or entered into. For the purposes of this paragraph, the term “definitive agreement” shall not include an executed non-binding letter of intent or any other preliminary written agreement, nor does it include any written or verbal acceptance by the Company of any offer or proposal on your part.

12. The Company hereby represents and warrants to you (together with your affiliates and associates, “Vector Capital”) that, subject to your execution and delivery of this letter agreement together with the concurrent execution and delivery by Clearlake Capital Partners, LLC (together with its affiliates and associates, “Clearlake”) of a substantially similar letter agreement (the “Clearlake Agreement”), the Board has, for purposes of satisfying the condition of board approval under Section 203(a)(1) of the Delaware General Corporation Law (the “DGCL”), approved the collaboration of Vector Capital and Clearlake with respect to their respective investments in the Company and potential increases thereto (the “Collaboration”), in connection with Vector Capital and Clearlake becoming the owners of up to an aggregate of 26% of the issued and outstanding shares of voting stock of the Company by virtue of the Collaboration (collectively, the “Waiver”). The Company hereby agrees that, prior to the Trigger Date (as defined below), it will not adopt a rights plan or similar arrangement that would be triggered solely by Vector Capital ownership (which during the Collaboration shall also be understood to include Clearlake ownership) of voting stock of the Company unless it would result in the occurrence of a Trigger Date under paragraph 13 of this Agreement.

13. You agree that if (i) at any time from and after the time hereof until August 1, 2017, while and so long as Vector Capital and Clearlake continue the Collaboration, Vector Capital and Clearlake become the owners of an aggregate of 26% or more of the then issued and outstanding shares of voting stock of the Company or (ii) at any time after the earlier of (a) the date on which Vector Capital and Clearlake terminate the Collaboration and (b) August 1, 2017 (such earlier date, the “Collaboration End Date”), Vector Capital becomes the owner of 15% or more of the then issued and outstanding shares of voting stock of the Company (the earlier of any event described in clauses (i) and (ii) of this paragraph 13 being the “Trigger Date”, and any such event described in clauses (i) or (ii)(a) of this paragraph 13 being an “Additional Acquisition”), then, notwithstanding the Waiver referred to in paragraph 12 of this letter agreement, from and after the Trigger Date (w) the restrictions under Section 203 of the DGCL applicable to a “business combination” with an “interested stockholder” shall apply as a matter of contract pursuant to this letter agreement (except as modified herein) to Vector Capital as if such Waiver had not been granted and, in the case of clauses (i) and (ii)(a) of this paragraph 13, as if the Additional Acquisition had caused Vector Capital and its affiliates and associates to become an “interested stockholder” for purposes of Section 203 of the DGCL (except that, for all purposes of this letter agreement, references to “15%” in Section 203 of the DGCL shall be deemed to be replaced with “26%” if such Additional Acquisition occurred pursuant to clause (i) of this paragraph 13); and (x) Vector Capital will not engage in any “business combination” with the Company for a period of 3 years following the Trigger Date, unless:

a. prior to the Trigger Date (which, for the avoidance of doubt, in the case of clause (ii)(b) of this paragraph 13, is the time at which Vector Capital became the owner of 15% or more of the then issued and outstanding shares of voting stock of the Company), the Board approved either (I) the “business combination” (as defined in Section 203 of the DGCL) or (II) the Additional Acquisition (or, in the case of clause (ii)(b) of this paragraph 13, the transaction which resulted in Vector Capital becoming the owner of 15% or more of the then issued and outstanding shares of voting stock of the Company);

b. upon consummation of a transaction which resulted in Vector Capital and Clearlake becoming the owners of 26% or more of the issued and outstanding shares of voting stock of the Company pursuant to clause (i) of this paragraph 13, Vector Capital and Clearlake owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by Vector Capital and Clearlake) those shares owned (I) by persons who are directors and also officers of the Company and (II) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

c. upon consummation of a transaction which resulted in Vector Capital becoming the owner of 15% or more of the issued and outstanding shares of voting stock of the Company other than pursuant to clause (i) of this paragraph 13, Vector Capital owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by Vector Capital) those shares owned (I) by persons who are directors and also officers of the Company and (II) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

d. at or subsequent to such time the “business combination” is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which (I) in the case of an Additional Acquisition occurring pursuant to clause (i) of this paragraph 13 is not owned by you or Clearlake or (II) in the case of clause (ii) of this paragraph 13 is not owned by you; or

e. any of the exceptions in Sections 203(b)(3), (4), (5) (6) or (7) of the DGCL apply.

14. The Company represents and warrants to you that:

a.	this letter agreement has been duly authorized by all necessary corporate action of the Company;

b.	this letter agreement is a valid and binding agreement of the Company, enforceable against it in accordance with its terms; and

c.	concurrently with the execution of this letter agreement, Clearlake and the Company have executed the Clearlake Agreement, it being understood and acknowledged that in approving the Company’s entry into the Clearlake Agreement, the Board considered the information disclosed by Clearlake in its Statements of Beneficial Ownership on Schedule 13D (including amendments thereto) with respect to the Company filed with the U.S. Securities and Exchange Commission (the “SEC”) on or before June 24, 2016.

15. You hereby represent and warrant to the Company that:

a.	this letter agreement has been duly authorized by all necessary partnership action;

b.	this letter agreement is a valid and binding agreement of Vector Capital enforceable against it in accordance with its terms; and

c.	at all times during the past three years, you have not owned (using the meaning set forth in Section 203(c)(9)(i) and (ii)) 15% or more of the outstanding shares of common stock, par value $0.0001 per share, of the Company (calculated as of each applicable date in conformance with the requirements of Item 5(a) of Schedule 13D) and, to your actual knowledge, Vector Capital has not otherwise been an interested stockholder of the Company.

16. As used in this letter agreement, the following terms have the respective meanings set forth below:

a.	“Board” shall mean the Board of Directors of the Company;

b.	“Independent Directors” shall mean the members of the Board that are not affiliated or associated with, and were not nominated or proposed for election by, Vector Capital or Clearlake; and

c.	except as otherwise specifically indicated herein, the terms “affiliate,” “associate,” “owner” (including the terms “own” and “owned”), “stock” and “voting stock” have the meanings given to them in Section 203 of the DGCL.

17. It is understood and agreed that no failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder.

18. You acknowledge and agree that the Company has not granted you any license, copyright or similar right with respect to any of the Evaluation Material.

19. It is further understood and agreed that money damages may not be a sufficient remedy for any breach of this letter agreement by either party hereto or any of such party’s Representatives and that the non-breaching party shall be entitled to seek equitable relief, including injunction and specific performance, as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of this letter agreement but shall be in addition to all other remedies available at law or equity. In the event of litigation relating to this letter agreement, if a court of competent jurisdiction determines in a final, nonappealable order that a party has breached this letter agreement, then such party shall be liable and pay to the non-breaching party the reasonable legal fees and disbursements such non-breaching party has incurred in connection with such litigation.

20. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof. Each of the Company and you hereby consent to submit to the exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) for any actions, suits or proceedings arising out of or relating to this letter agreement and the transactions contemplated hereby (and each agrees not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to its address set forth above shall be effective service of process for any action, suit or proceeding brought against it in any such court. Each of the Company and you hereby waive any objection to the laying of venue of any action, suit or proceeding arising out of this letter agreement or the transactions contemplated hereby, in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of

Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and hereby further waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

21. This letter agreement also constitutes notice to you that the Company has engaged Wilmer, Cutler, Pickering, Hale and Dorr LLP (“WilmerHale”) as its legal counsel in connection with the potential relationship, and you hereby (i) consent to the continued representation of the Company by WilmerHale in relation to the potential relationship notwithstanding the fact that WilmerHale may have represented, or may currently or in the future represent, you and/or any of your Representatives with respect to unrelated matters and (ii) waive any actual or alleged conflict that may arise from WilmerHale’s representation of the Company in connection with the potential relationship. In addition, you hereby acknowledge that your consent and waiver under this paragraph is voluntary and informed, and that you have obtained independent legal advice with respect to this consent and waiver.

22. The rights of the Company under this letter agreement may be assigned in whole or in part to any purchaser of the Company, which purchaser shall be entitled to enforce this letter agreement to the same extent and in the same manner as the Company is entitled to enforce this letter agreement. You may not assign your rights or obligations under this letter agreement to any person or entity without the prior written consent of the Company. Subject to the foregoing, this letter agreement shall be binding on the respective successors and assigns of the parties hereto.

23. The letter agreement contains the entire agreement between you and the Company concerning the subject matter hereof; provided, however, that the Prior Agreement shall continue to govern with respect to your treatment of Evaluation Material during the period beginning upon execution of the Prior Agreement and ending upon execution of this letter agreement (and the Prior Agreement will otherwise be entirely superseded and of no further effect, including having no effect with respect to your actions from the execution hereof forward). No provision of this letter agreement may be: (a) amended except by an instrument in writing executed by the parties hereto (which amendment shall specifically refer to the paragraph or provision being amended and explicitly make such amendment); or (b) waived except by an instrument in writing executed by the party against whom the waiver is to be effective (which waiver shall specifically refer to the paragraph or provision being waived and explicitly make such waiver); provided that any such amendment or waiver has been approved by the Board, including by a majority of the Independent Directors.

24. Paragraphs 2, 3, 4, 5 and 8 of this letter agreement shall terminate on the earlier of (i) 18 months from the date hereof and (ii) the closing of a negotiated transaction between you or your affiliates and the Company. Paragraphs 9 and 10 of this letter agreement shall terminate as set forth therein. All other paragraphs shall survive without limitation. This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original of this letter agreement and all of which, taken together, shall be deemed to constitute one and the same instrument. No such counterpart need contain the signatures of all parties to this letter agreement and the exchange of signed counterparts by each of the parties, including exchange by facsimile transmission or similar electronic means, shall constitute effective execution and delivery of this letter agreement.

25. The Company acknowledges that you are in the business of evaluating, making and managing investments in and acquiring businesses that may be similar or identical to or in direct or indirect competition with (or may in the future be in direct or indirect competition with) the Company. The Company further acknowledges that nothing in this letter agreement will in any way restrict, preclude or limit your right or ability, now or in the future, to evaluate, make or manage investments in or effect acquisitions in such businesses, notwithstanding that they are engaged in a business that is, or may be, similar or identical to or directly or indirectly competitive with the business of the Company or may have been identified by the Company as a transaction participant or candidate for some other relationship, provided that neither you nor your Representatives shall distribute or disclose Evaluation Material in connection with such investments or acquisitions. The Company further acknowledges that companies in which you currently or in the future may own an interest may independently develop business models that contain ideas or concepts similar or even identical to those contained in the Evaluation Material. Neither the investment in, management of, or acquisition of any such business, nor the occurrence or existence of such similar or competitive activities shall, by itself without breach of this letter agreement be cause for any action or allegation by the Company, the Company’s agents or their respective Representatives or any presumption that you have failed to observe the obligations set forth herein or be deemed a breach of this letter agreement.

26. The Company acknowledges and agrees that, notwithstanding any provision of this letter agreement to the contrary: (i) you have filed a Statement of Beneficial Ownership on Schedule 13D with the SEC relating to beneficial ownership of shares of the Company’s common stock (the “13D”) and (ii) you will be legally required to file an amendment to the 13D reporting the execution of this letter agreement.

Please confirm your agreement with the foregoing by signing and returning one copy of this letter agreement to the undersigned, whereupon this letter agreement shall become a binding agreement between you and the Company.

Very truly yours,

TANGOE, INC.

By:	/s/ J. D. Foy
Name: J. D. Foy
Title: CEO

Accepted and agreed as of the date first written above:

VECTOR CAPITAL MANAGEMENT, L.P.

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Chief Operating Officer and Managing Director

EXHIBIT I

Contact Person[s] for Company:

Jerry Kokos – Executive Chairman, Tangoe

James Foy – CEO, Tangoe